DWS INVESTMENTS
STRUCTURED NOTES
POWERED BY X-MARKETS

RESHAPING INVESTING
DWS INVESTMENTS
DEUTSCHE BANK GROUP

           Basket Linked Capped Buffered Underlying Securities (BUyS)
               Domestic Equities [] Bullish [] Fee-Based Accounts

Indicative Terms as of June 25, 2010

CUSIP:                2515A0 5K 5
Issuer:               Deutsche Bank AG, London Branch
Maturity / Tenor:     20 Months
Basket:               Weighted Basket comprised of the S and P 500([R]) Index and
                      S and P MidCap([R]) 400 Index (each, a Basket Component and, collectively, the Basket Components)
Initial Basket Level: 100
Final Basket Level:   100 x [1 + (S and P 500 Return x 50.00%) + (S and P MidCap
                      400 Return x 50.00%)], where the S and P 500 Return, and
                      the S and P MidCap 400 Return are each the performance of
                      the respective Basket Components, expressed as a
                      percentage, from the respective Basket Component closing
                      level on the Trade Date to the respective Basket Component closing level on the Final Valuation Date.
Basket Return:        Final Basket Level -- Initial Basket Level
                               Initial Basket Level
Participation Rate:   110% (subject to the Basket Return Cap)
Basket Return Cap:    17.00% - 22.00%     (TBD on Trade Date)
Maximum Return:       18.70% - 24.20%     (TBD on Trade Date)
Buffer Level:         11% of the Initial Basket Level (first 11% depreciation of the Basket is fully protected)
Payment at            If the Final Basket Level:
Maturity:             (a) is greater than or equal to the Initial Basket Level,
                      a cash payment equal to the face amount plus the face
                      amount multiplied by the Basket Return multiplied by the
                      Participation Rate. Accordingly, subject to the Maximum
                      Return, the Payment at Maturity per $1,000 face amount
                      will be: $1,000 + ($1,000 x Basket Return x Participation
                      Rate)subject to the Maximum Return; OR
                      (b) is less than the Initial Basket Level, and such
                      percentage decline is equal to or less than the Buffer
                      Level, the Payment at Maturity per $1,000 face amount will be $1,000; OR
                      (c) is less than the Initial Basket Level, and such
                      percentage decline is greater than the Buffer Level, the
                      Payment at Maturity per $1,000 face amount will be $1,000
                      + [$1,000 x (Basket Return + Buffer Level)].
Discounts and
Commissions:          The BUyS will initially be distributed through Deutsche
                      Bank Securities Inc. ("DBSI"), its affiliates and/or
                      certain other affiliated or unaffiliated brokers
                      (collectively, the "Brokers"). DBSI will receive a selling concession of up to 0.50% or $5.00 per $1,000 face amount.
                      DBSI may pay referral fees to other Brokers of up to 0.25%
                      or $2.50 per $1,000 face amount and may additionally pay
                      fees of up to 0.25% or $2.50 per $1,000 face amount to
                      certain other Brokers. Deutsche Bank AG will reimburse
                      DBSI for such fees. The agents for this offering are
                      affiliates of ours. For more information see "Supplemental
                      Underwriting Information (Conflicts of Interest)" in term
                      sheet No. 915J.

Agent:                Deutsche Bank Securities Inc.

                         Best Case Scenario at Maturity

If the Basket Return is positive, investors will receive 110% of the performance of the Basket Return at maturity, subject to a Basket Return Cap of between
17.00% and 22.00% (TBD on Trade Date) for a Maximum Return of between 18.70% and
24.20% (TBD on Trade Date).

                        Worst Case Scenario at Maturity

If the Final Basket Level is less than the Initial Basket Level and the percentage decline is greater than the Buffer Level, the payment that an investor would receive at maturity per $1,000 face amount will decline by 1% for every 1% decline in the Basket beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss at maturity on an investment is 89% of the initial investment in the BUyS.

                                    Benefits

[]   Domestic equity index exposure with protection for first 11% of any depreciation and upside leverage, subject to the Basket Return Cap

[]   110% of any positive Basket Return up to the Basket Return Cap

[]   The BUyS will outperform the Basket at maturity if the Final Basket Level is below the Initial Basket Level

                                     Risks

[]   Because the BUyS do not offer principal protection of your initial investment and the return of the BUyS is linked to the performance of the
     Basket Components, you may lose up to 89% of your initial investment

[]   Return on the BUyS is limited by the Basket Return Cap, and will not benefit from any appreciation of the Basket beyond the Basket Return Cap

[]   Return on the BUyS is linked to the value of the Basket without taking into consideration the value of dividends paid on the component stocks of the
     Basket Components

[]   An investment in BUyS is subject to the credit of the Issuer

                                Important Dates

              Offering Period:............. June 25 - July 9, 2010
              Trade Date: ............................July 9, 2010
              Settlement Date: ......................July 14, 2010
              Final Valuation Date: .................March 9, 2012
              Maturity Date:............March 14, 2012 (20 Months)

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-162195
                                            Dated June 25, 2010 R-6034-1 (08/08)

                     NOT FDIC / NCUA INSURED OR GUARANTEED
                       MAY LOSE VALUE * NO BANK GUARANTEE
                                 NOT A DEPOSIT
                           NOT INSURED OR GUARANTEED
                       BY ANY FEDERAL GOVERNMENTAL AGENCY

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 11%, a Participation Rate of 110% and a Basket Return Cap of 19.50%)
Change in Basket Components (%)	Basket Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
30.00%	19.50%	21.45%	$1,214.50
20.00%	19.50%	21.45%	$1,214.50
10.00%	10.00%	11.00%	$1,100.00
5.00%	5.00%	5.50%	$1,055.00
0.00%	0.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
-10.00%	-10.00%	0.00%	$1,000.00
-11.00%	-11.00%	0.00%	$1,000.00
-20.00%	-20.00%	-9.00%	$910.00
-30.00%	-30.00%	-19.00%	$810.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS – The BUyS do not guarantee any return of your initial investment in excess of $110 per $1,000 face amount. The return on the BUyS at maturity is linked to the weighted performance of the Basket Components and will depend on whether, and the extent to which, the Basket performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE BASKET RETURN CAP – The Basket Return cannot exceed the Basket Return Cap of between 17.00% and 22.00% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,187.00 and $1,242.00 (to be determined on the Trade Date) for each $1,000 face amount of the BUyS you hold, regardless of any increase in the Basket beyond the Basket Return Cap.

CREDIT RISK – The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or one or more of our affiliates may hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Components and make it less likely that you will receive a return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the BUyS declines. We or our affiliates may also engage in trading in instruments linked to the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Components. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the BUyS.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET COMPONENTS OR THE MARKET VALUE OF THE BUyS – We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Basket Components or the value of the BUyS.

LACK OF LIQUIDITY – There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Basket Components.

POTENTIAL CONFLICTS – Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS – In addition to the level of the Basket Components on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER – Price movements in the Basket Components may not correlate with each other. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR – Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and the Internal Revenue Service, or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 915J  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 915J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

                DWS Structured Products    1.866.637.9185    www.dws-sp.com